Exhibit 99.1

Gazit-Globe Announces Planned NYSE Delisting, Deregistration and Termination of Reporting to, SEC

TEL AVIV, Israel, Feb. 13, 2019 (NASDAQ NEWSWIRE) – Gazit-Globe Ltd. (NYSE and TASE: GZT) (“Gazit” or the “Company”), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in major urban markets in North America, Brazil, Israel, Northern, Central and Eastern Europe, announced today its intention to voluntarily delist its ordinary shares from the New York Stock Exchange (“NYSE”). Following the delisting, the Company intends to deregister, and terminate its reporting obligations with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended with respect to its ordinary shares. The required documentation for the delisting is expected to be filed with the SEC on or about February 25, 2019, while the filing for the deregistration and termination of reporting is expected to follow on or about March 8, 2019.

The delisting, deregistration and termination of reporting will not impact shareholders’ ownership of their ordinary shares, and the ordinary shares will continue to be listed and traded on the Tel Aviv Stock Exchange (the “TASE”) under the trading symbol “GZT”. Gazit will furthermore continue to report in an ongoing manner to the Israel Securities Authority and the TASE.

Gazit’s board of directors approved the delisting, deregistration and termination of Gazit’s reporting obligations in the United States with respect to Gazit's ordinary shares as part of the Company’s costs reduction initiatives, and after careful consideration of the advantages and disadvantages of being an NYSE-listed, SEC reporting company. The board determined that the benefits of maintaining the Company’s U.S. listing and its status as a U.S. reporting company no longer outweigh management time, cost and other inefficiencies associated with dual listing.

The board considered many factors in making that decision, including:

•	The significant cost and management time and attention associated with the preparation and filing of periodic reports with the SEC—particularly the annual report on Form 20-F, while preparing and filling periodic reports with the Israel Securities Authority;
•	The low trading volume and minimal liquidity in Gazit’s ordinary shares on the NYSE, which accounts for only a small fraction of the overall, worldwide trading volume in the ordinary shares;
•	The strong trading market that enables investor activity in the ordinary shares on the TASE (where more than 97% of the trading volume is on the TASE over the last twelve months); and
•	The convenient accessibility of the Company’s securities for investment by international investors via the TASE.

Gazit intends to file a Form 25 with the SEC on or about February 25, 2019 to voluntarily delist the ordinary shares from the NYSE. Assuming that filing becomes effective ten days later, Gazit will then terminate the registration of its ordinary shares and its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by filing a Form 15F. After the filing of the Form 15F, Gazit will no longer be required to file Annual Reports on Form 20-F or ongoing Reports of Foreign Private Issuer on Form 6-K. The Exchange Act deregistration will be effective 90 days after the filing of the Form 15F.

Despite the NYSE delisting and Exchange Act deregistration, the ordinary shares will continue to be listed on the TASE, and the Company will continue to report to the TASE and the Israel Securities Authority, as it has done until now..

Shareholders may consult their financial advisors, the Company (by using the below contact information), or the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, regarding any questions related to their holding ordinary shares in the Company following the NYSE delisting and Exchange Act deregistration.

About Gazit

Gazit Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit Globe is listed on the New York Stock Exchange (NYSE: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2018, Gazit Globe owns and operates 101 properties, with a gross leasable area of approximately 2.5 million square meters and a total value of approximately NIS 38.6 billion. In addition, as of September 30, 2018, Gazit Globe owned 31.3% of First Capital Realty Inc.

Cautionary Note Re: Forward-Looking Statements:

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical fact. Forward-looking statements herein include those statements regarding Gazit’s ability to execute its operating plan and future financial performance and any other statements that are not statements of historical fact. These statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipates”, “expects,” “will” or comparable terms or the negative thereof. Such statements are based on management’s current estimates, assumptions that management believes to be reasonable, and currently available competitive, financial, and economic data as of the date hereof. Forward-looking statements are inherently uncertain and subject to a variety of events, factors and conditions, many of which are beyond the control of Gazit and not all of which are known to Gazit, including, without limitation, Gazit’s ability to realize anticipated cost savings from its delisting and deregistration, its ability to timely and effectively implement its delisting and deregistration, adverse effects on share price and liquidity following Gazit’s deregistration, as well as more general business and financial risks such as those risk factors described from time to time in Gazit’s reports filed with or furnished to the SEC, ISA and TASE. Investors should keep in mind that Gazit’s financial results in any particular period may not be indicative of future results. Gazit is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investors Contact: IR@gazitgroup.com, Media Contact: PR@gazitgroup.com

Gazit Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000